UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)




                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)


                                   067160-10-1
                                 (CUSIP Number)


                               PATRICIA D. KESSLER
                          300 INDUSTRIAL BOULEVARD N.E.
                          MINNEAPOLIS, MINNESOTA 55413
                                 (612) 331-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 30, 1996
                      (Date of Event Which Requires Filing
                               of This Statement)



         Check the following box if a fee is being paid with this statement [ ].







                       (Cover page continued on next page)

                                Page 1 of 5 Pages



                                  SCHEDULE 13G

------------------------------------------------------
CUSIP No.  067160-10-1                 PAGE       2       OF       5       PAGES
           ------------                      -----------      -----------
------------------------------------------------------

--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Florence F. Francis
       ###-##-####

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)|_|
                                                                 (B)|_|


--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                   5   SOLE VOTING POWER
   NUMBER OF
    SHARES               1,353,152 shares (after giving effect to stock split)
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------
                   6   SHARED VOTING POWER

                         -0- shares
                ----------------------------------------------------------------
                   7   SOLE DISPOSITIVE POWER

                         1,353,152 shares (after giving effect to stock split)
                ----------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER

                         -0- shares
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,353,152 shares (after giving effect to stock split)
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                51.6%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1(a).                 NAME OF ISSUER.

                           The Barbers, Hairstyling for Men & Women, Inc.


ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                           300 Industrial Boulevard N.E.
                           Minneapolis, Minnesota 55413


ITEM 2(a).                 NAME OF PERSON FILING.

                           Florence F. Francis


ITEM 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE.

                           300 Industrial Boulevard N.E.
                           Minneapolis, Minnesota 55413


ITEM 2(c).                 CITIZENSHIP.

                           U.S.A.


ITEM 2(d).                 TITLE OF CLASS OF SECURITIES.

                           Common Stock, Par Value $.10 per share


ITEM 2(e).                 CUSIP NO.

                           067160-10-1


                                Page 3 of 5 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

[ ]      (a)      Broker or Dealer registered under Section 15 of the Act;

[ ]      (b)      Bank as defined in Section 3(a)(6) of the Act;

[ ]      (c)      Insurance Company as defined in Section 3(a)(19) of the
                  Act;

[ ]      (d)      Investment Company registered under Section 8 of the
                  Investment Company Act;

[ ]      (e)      Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940;

[ ]      (f)      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F);

[ ]      (g)      Parent Holding Company, in accordance with Rule 13d-
                  1(b)(ii)(G) (Note:  See Item 7); or

[ ]      (h)      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Not Applicable.


ITEM 4.           OWNERSHIP.

         The following information is provided as of December 30, 1996:

(a)      Amount Beneficially Owned:                             1,353,152 shares
         (includes 51,000 which may be acquired pursuant to the
         exercise of options and warrants)
(b)      Percent of Class:                                                 51.6%

(c)      Number of shares as to which such person has:

         (i)  Sole power to vote or
         to direct the vote:                                    1,353,152 shares

         (ii)  Shared power to vote or
         to direct the vote:                                          -0- shares

         (iii)  Sole power to dispose or
         to direct the disposition of:                          1,353,152 shares

         (iv)  Shared power to dispose or
         to direct the disposition of:                                -0- shares


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

                                Page 4 of 5 Pages


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

         Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10.          CERTIFICATION.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1997.


                                               /s/ Florence F. Francis
                                               --------------------------------
                                                   Florence F. Francis



                                Page 5 of 5 Pages